FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
33 West 8th Avenue – Unit 101
Vancouver BC V5Y 1M8

Item 2.	Date of Material Change:

October 31, 2016

Item 3.	News Release:

A news release announcing the material change was issued on October 31, 2016 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The Company announced the sale of its Edmonton bottling plant land and building.

Item 5.	Full Description of Material Change:

The Company has entered into a binding agreement to sell its Edmonton bottling plant land and building. The transaction is for all cash on closing and is scheduled to complete on February 1, 2017.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 675-2779

Item 9.	Date of Report:

October 31, 2016